UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 15, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated February 15, 2006
“Board change”

Kirchheim/Teck, Germany, February 15, 2006 – The Board of Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) announces that following the disposal of Dialog Imaging Systems (“DIS”), Roland Pudelko, DIS’s Chief Executive Officer, is stepping down from Dialog Semiconductor’s Board of Directors with effect from 14 February 2006.

Roland Pudelko’s move to head DIS follows yesterday’s successful completion of its €22.25m fund raising. He was a Dialog board member for eight years, managing the MBO of Dialog from DaimlerChrysler in 1998 and subsequent listings on the Frankfurt and Nasdaq stock exchanges.

Jan Tufvesson, chairman of the board commented, “Roland has been an exceptional leader of this business. He has helped to build Dialog from its beginnings as a division within Daimler Chrysler to become one of the world’s leading providers of power management solutions. I would like to thank him for his contribution and wish him every success in his new venture.”

Ends

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Contact
Birgit Hummel, Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	enquiry@diasemi.com
Internet	www.Dialog-Semiconductor.com

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone	+44 207 831 3113

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date February 15, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO